

October 11, 2016

Jean-Paul Chavanaz
Jasmin Corp.
33 Rue Theophile Lamy
Bourges
18000 France

> **Re:** **Jasmin Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 28, 2016**
> **File No. 333-213425**

Dear Mr. Chavanaz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. In future responses, please use page numbers to reference specific changes to disclosure based on our comments.

Description of Business, Product, page 20

2. We note your response to prior comment 10 of our letter dated September 23, 2016; however, you do not appear to have addressed the second part of the comment pertaining to where and how you will source the cork and manufacture these products. Please provide this disclosure and describe the terms of any material contracts with distributors or manufacturers.

3.   We note the description of the agreement with Un Rien De Vous, in response to comment 11 of our letter dated September 23, 2016. In examining the agreement, it is unclear what this contract represents. Un Rien De Vous does not appear obligated to purchase any products from Jasmin and any products they do purchase will be at prices negotiated and included in an invoice. Please revise your disclosure to clarify why this contract is material and include further detail regarding the uncertainty of sales and payments related to the contract.

Our Main Production Process, page 20

4.   Your response to comment 12 of our letter dated September 23, 2016, does not address the conflict in the disclosure in your financial statements and narrative. Your disclosure on page 17 says that you have purchased a wood engraving machine and flatbed printer but Note 1 to your financial statements says that you "will" purchase these items. Furthermore, the financial statements do not seem to reflect these assets or the payment for them. Please reconcile these disclosures.

Background Information about our officer and director, page 25

5.   Please provide more information with regard to the background of Mr. Chavanaz, including the identity of the Company for which he worked. In addition, please disclose the specific business experience, qualifications, attributes or skills that led to the conclusion that the Mr. Chavanaz is qualified to serve as the sole officer and director.

        Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3765 with any other questions.

                                        Sincerely,

                                        /s/ Terence O'Brien for

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction